

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

December 31, 2007

Mr. Tommy Siu Lun Fork
Chief Financial Officer
Ninetowns Internet Technology Group Company Limited
5th Floor, Union Plaza
20 Chaowai Street, Chaoyang District
Beijing 100020
The People's Republic of China

      Re: **Ninetowns Internet Technology Group Company Limited**
              Form 20-F for the Fiscal Year Ended December 31, 2006
              Filed July 16, 2007
              File No. 0-51025

Dear Mr. Fork:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2006

Item 15T. Controls and Procedures, page 97

1.   We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level to ensure that the information required to be disclosed in your periodic reports filed under the Exchange Act was recorded, processed, summarized and reported accurately and within the time periods specified by the Securities and Exchange Commission's rules and regulations. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief financial Officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Financial Statements, page F-1

Balance Sheet, page F-3

2.   We note you have appropriated retained earnings for reserves pursuant to PRC laws that may not be distributed. Please separately present your appropriated and unappropriated retained earnings on the face of your balance sheet. Refer to Rule 5-02 (31) of Regulation S-X.

Consolidated Statements of Operations, page F-4

3.   Since your "Enterprise software" line item includes the sale of software products and customer maintenance services, please consider revising the title of this line item to indicate that it includes enterprise software and maintenance revenues.

4.   Please tell us why you have no cost of revenues for enterprise software. As indicated on page F-14 of your filing, maintenance services, including salaries, employee benefits and overhead costs associated with employees providing the related services are included as costs of revenue. As such, we would expect costs of maintenance services to be included in the cost of revenue line item for enterprise software since maintenance service revenue is included in the enterprise software net revenues line item.

Notes to Consolidated Financial Statements, page F-8

2. Summary of Principal Accounting Polices, page F-10

Revenue Recognition, page F-13

5.	We note you recognize revenue from the sale of enterprise software on a straight-line basis since you do not have vendor-specific objective evidence (VSOE) to establish the fair values of undelivered elements. Please tell us the specific items which remain undelivered at the time the software is delivered.

6.	We note you have several franchisees that sell your enterprise software products. Please tell us how you ensure that delivery to the end-user has occurred for revenue recognition purposes. In doing so, please describe your franchisee relationship to us and provide us with a typical example of a reseller transaction, including the shipment process.

8. Acquired Intangible Assts, Net, page F-20

7.	Please tell us and disclose in future filings, what the line item "acquired software" represents. Specifically tell us whether this is software acquired for resale or software acquired for internal use. Also, tell us why this is classified as an intangible asset.

Exhibits 12.1 and 12.2

8.	Please revise your future filings so that your certifications read exactly as set forth in Instruction 12 to Exhibits of Form 20-F. Specifically, you should replace the word "Registrant" with "company".

*   *   *   *   *

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief